June 18, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 3561

Attn.:	Linda van Doorn,
Senior Assistant Chief Accountant

	Re:	Excellency Investment Realty Trust, Inc.
Form 10-KSB for the period ended December 31, 2006
Filed April 17, 2007
File No. 0-50675

Ladies and Gentlemen

     We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-KSB for the period ended December 31, 2006 (the “Annual Report”) of Excellency Investment Realty Trust, Inc. (the “Company”), by letter dated May 21, 2007 to Mr. David Mladen, the Company’s Chief Executive Officer, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Comparison of Operations for the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Derivative Liability, page 35

1.	SEC Comment: Your disclosure under this heading indicates that you did not have these registration requirements in fiscal 2005. However, we note that the registration rights agreement was entered into on September 28, 2005. Please clarify to us why the registration rights agreement did not result in any requirements until 2006.

Securities and Exchange Commission
June 18, 2007

Response: The staff’s comment is duly noted. The Company’s statement that it did not have registration requirements in fiscal 2005 is not accurate and will be revised in an amendment to the Annual Report (the “Amendment”).

On September 29, 2005 (the “Effective Date”), David Mladen purchased (a) 33,762 shares of the Company’s common stock from two former stockholders of the Company, and (b) 11,000 shares of the Company’s Series A convertible preferred stock (the “Preferred Shares”) (collectively, the “Stock Purchase Transactions”). Following the Stock Purchase Transactions, Mr. Mladen beneficially owned approximately 51.3% of the Company’s common equity, on an as-converted basis.

In connection with the Stock Purchase Transactions, the Company entered into a registration rights agreement with Mr. Mladen (the “Registration Rights Agreement”), pursuant to which it agreed to prepare and, on or prior to the sixtieth (60th) day following the Effective Date (the “Required Filing Date”), file with the Commission a resale registration statement (the “Resale Registration Statement”) to register all 1,573,000 shares of the Company’s common stock underlying the Preferred Shares (the “Conversion Shares”). Further, pursuant to the Registration Rights Agreement, the Company is required to use best efforts to (a) have the Commission declare the Resale Registration Statement effective within ninety (90) days after the Required Filing Date (or one hundred and twenty (120) days in the event any comments are received from the Commission) and (b) maintain the effectiveness of the Resale Registration Statement until all the Conversion Shares have been sold or may be sold without volume restrictions pursuant to Rule 144(k) of the Securities Act of 1933, as amended.

The Registration Rights Agreement further provides that, if the Company (a) fails to file the Resale Registration Statement on or prior to the Required Filing Date, or (b) fails to have the Registration Statement declared effective within the required period, or (c) if effectiveness is not maintained, the Company is required to make payments to Mr. Mladen in an aggregate amount equal to $180,000 per month, multiplied by the number of months (prorated for partial months) until the failure is cured (“Liquidated Damages”).

The Company was not able to file the Resale Registration Statement on or prior to the Required Filing Date and, as a result, began incurring Liquidated Damages. As of December 31, 2005, the Company had still failed to file the Resale Registration Statement. Subsequently, Mr. Mladen agreed to waive approximately $204,000 of Liquidated Damages due to him pursuant to the Registration Rights Agreement as of December 31, 2005. Such amount was accounted for in the Company’s financial statements for the fiscal year ended December 31, 2005 (the “2005 Financial Statements”) as a contribution of capital.

Securities and Exchange Commission
June 18, 2007

Prior to its recent adoption of FASB Staff Position No. EITF 00-19-2, “Accounting for Registration Payment Arrangements,” the Company accounted for the Registration Rights Agreement as a separate freestanding instrument and accounted for the liquidated damages provision as a derivative liability in accordance with SFAS 133. The liability was recorded in the Company’s 2005 Financial Statements at estimated fair value based on an estimate of the probability and costs of cash penalties being incurred and was revalued at each balance sheet date, with changes in value recorded as non-operating income (expense). As of December 31, 2005, the liability was valued at $2,578,000, and was included on the balance sheet as a derivative liability.

In light of the foregoing, the Company plans to revise the referenced paragraph as follows:

“As of December 31, 2006 and 2005, we had a liability of $1,241,000 and $2,578,000, respectively, resulting from our failure to satisfy certain registration requirements of ours, as further described in the “Liquidated Damages” section above.”

Investments in Trading Securities, page 37
2.	SEC Comment: Clarify why the company chose the short selling of securities as its primary investment strategy for 2006, particularly in light of the going concern considerations. Clarify how this is consistent with the objective of carefully managing cash flows as stated on page F-12. Tell us and in future filings disclose the total amount of investment losses recorded in each period related to the short selling activities.

Response: A primary investment strategy used by the Company in 2006 consisted of the short-selling of equity securities of publicly traded companies, which results in obligations to purchase securities at a later date. As of December 31, 2006, the Company's total obligation for these securities sold and not yet purchased was $202,686, which was recorded as a liability on the Balance Sheet.

The Company has determined that the short selling of securities was not a prudent investment strategy. The Company has discontinued this practice and is no longer involved in any trading of equity securities of publicly traded companies.

Because of the large volume of completed transactions, it would be difficult to ascertain which particular losses were attributable to short sales, without unreasonable effort or expense. However, the aggregate investment losses recorded in each three-month period during fiscal 2006 were as follows:

Securities and Exchange Commission
June 18, 2007

Period	Amount ($)
Through March 31, 2006	$0
Through June 30, 2006	$10,028
Through September 30, 2006	$305,915
Through December 31, 2006	$271,154
Total:	$587,097

Item 7. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-5

3.	SEC Comment: Please explain to us why the purchase of minority interests is reflected as a non-cash compensation charge. Also, revise your disclosure in Note 1 to clarify the manner of payment (e.g. cash, promissory note, etc.).

Response: Between October 26, 2005 and October 31, 2005, the Company formed eight limited partnerships, as wholly-owned Delaware subsidiaries (the "Limited Partnerships"), for the purpose of acquiring Eternal Enterprise, Inc., a Connecticut corporation (“Eternal”). At the time of their formation, the Company owned 100% of the partnership interests of each of the Limited Partnerships.

As of November 4, 2005, the Company acquired Eternal, when the stockholders of Eternal, which consisted of David Mladen, the Company’s majority stockholder and sole officer and director, and certain of Mr. Mladen’s family members, exchanged 100% of the issued and outstanding shares of common stock of Eternal, for (a) limited partnership interests representing 20% of the total partnership interests of each of the Limited Partnerships and (b) promissory notes in the aggregate principal amount of $2,600,000 (the “Acquisition Transaction”). Following the Acquisition Transaction, the Company owned 80% of the partnership interests of each of the Limited Partnerships.

On December 29, 2005, the Company entered into a Purchase and Sale Agreement with Goran Mladen, David Mladen’s son, pursuant to which it purchased all of the limited partnership interests of the Limited Partnerships owned by Goran Mladen (representing 1% of the total partnership interests of each of the Limited Partnerships), for an aggregate purchase price of $479,000 (the “Purchase Price”). The Purchase Price was paid to Goran Mladen in cash. As a result, the Company owned approximately 81% of the partnership interests of each of the Limited Partnerships.

Securities and Exchange Commission
June 18, 2007

Upon further review, the Company agrees with the staff that this purchase of minority interests should not have been reflected as a non-cash compensation charge. As a result, the Company intends to re-title the applicable line item as “Buy-back of minority interest,” and move it from the “Cash Flows From Operating Activities” section of the Consolidated Statements of Cash Flows of the Amendment, to the “Cash Flows From Investing Activities” section.

Since the purchase was made with cash and, in light of the foregoing, the Company does not believe the disclosure in Note 1 needs to be clarified in the Amendment.

4.	SEC Comment: Please revise to correctly identify net cash used in investing activities.

Response: The Company will correct the referenced typographical error in the Amendment.

5.	SEC Comment: Please reconcile for us the amounts presented under the line items repayments of loans to officer/director and proceeds of loans from officer/director in both 2006 and 2005 to the amounts presented in your disclosure in Note 6.

Response: The Company intends to revise Note 6 to reconcile with the amounts presented under the line items repayments of loans to officer/director and proceeds of loans from officer/director. The revised disclosure in Note 6 of the Amendment will read:

“At various times in 2003, 2004, and 2005, David Mladen, the Company's majority stockholder and sole officer and director, made unsecured loans to Eternal Enterprise, Inc., in the aggregate amount of approximately $400,000, with an interest rate of 6% per annum (the "Mladen Loans"), due on or before May 10, 2010. In fiscal 2006, the Company paid to Mr. Mladen the entire $457,954 of principal and  interest due in connection with the Mladen Loans. At December 31, 2006 and 2005 the balance of the Mladen Loans was $-0- and $442,209, respectively.”

Note 2 - Significant Accounting Policies

Principles of Consolidation, page F-12

6.	SEC Comment: Tell us how you considered the guidance in EITF 04-2 in your initial accounting for minority interests. In addition, clarify why the minority interests have not been adjusted for the portion of income or loss attributed to the minority interests.

Response: As clarified in a conversation with William Demarest, Staff Accountant, the

Securities and Exchange Commission
June 18, 2007

intended Task Force Issue is actually EITF 94-2, “Treatment of Minority Interests in Certain Real Estate Investment Trusts.” However, the Company is not a REIT and therefore, the Company does not believe EITF 94-2 is applicable to its current corporate structure.

The net equity of the operating partnerships (after the contribution of the properties) is less than zero and therefore, (a) the initial minority interests are less than zero and (b) there is no obligation of the minority interest holders to make good on Company losses. In accordance with GAAP, the Company is reporting 100% of the losses until such time as the Company has positive earnings.

Note 3 - Notes Payable

Equity Line, page F-18

7.	SEC Comment: Please clarify whether there are any restrictions on your ability to put shares to the investor (e.g. only in connection with a property acquisition).

Response: On August 29, 2006, the Company entered into an Investment Agreement (the “Investment Agreement”) with Dutchess Private Equities Fund, L.P. ("Dutchess"), pursuant to which Dutchess committed to purchase up to $25,000,000 of the Company’s common stock over the course of thirty six (36) months. Pursuant to the Investment Agreement, the Company may use the proceeds from the sale of its shares of common stock to Dutchess (excluding amounts paid by the Company for fees) for general corporate and working capital purposes and acquisitions of assets, businesses or operations, or for other purposes that the Company’s board of directors, in its good faith deem to be in the best interests of the Company.

The Company will expand the disclosure on page F-8 of the Amendment, and in other applicable sections, to clarify that, except as set forth in the preceding paragraph, or as otherwise set forth in the Investment Agreement, there are no restrictions on the Company’s ability to put shares to Dutchess.

8.	SEC Comment: Please clarify what happens if there are unused puts after 36 months.

Response: The Company will expand the disclosure on page F-8 of the Amendment, and in other applicable sections, to clarify that the Investment Agreement with Dutchess terminates either (a) when Dutchess has purchased an aggregate of Twenty-Five Million dollars ($25,000,000) in shares of common stock of the Company pursuant to the Investment Agreement, or (b) thirty-six months after the effective date of the Investment Agreement. After thirty-six months, any unused puts will remain unused.

Securities and Exchange Commission
June 18, 2007

Note 6 - Related Party Transactions

Property Management, page F-20

9.	SEC Comment: On page 9 you indicate that your properties were managed by a related party, White Knight Management, LLC, under an oral agreement whereby this related party collected the rents and paid the operating expenses related to these properties. In consideration for these services, this related party was entitled to a management fee of 4% of rentals. Clarify if these rents and operating expenses collected and paid, respectively, by this related party on the company’s behalf have been fully reflected in your financial statements. In addition, clarify if the 4% of rents management fee has been fully reflected in your financial statements. Finally, clarify why the net amount collected by this related party and not remitted to you has not been recorded as a bad debt from a related party in the financial statements.

Response: Until June 30, 2006, the Company’s eight properties were managed by White Knight Management, LLC ("White Knight"), a related party owned (a) 99% by Goran Mladen, the son of David Mladen, the Company’s majority shareholder and sole officer and director, and (b) 1% by Gorica Mladen, David Mladen’s daughter. The properties were managed pursuant to an oral agreement the Company had with White Knight, pursuant to which White Knight collected the rents for all eight of the Company’s properties and paid the Company’s operating expenses. In consideration for such services, White Knight was entitled to retain a management fee of approximately 4% of the Company’s rent revenues.

As of December 31, 2005 and 2004, White Knight had retained amounts of rent in excess of expenses paid on the Company’s behalf totaling $387,266 and $470,601, respectively. In connection with the preparation of the 2005 Financial Statements, the Company wrote off such amounts due from White Knight as a bad debt, as the Company determined the amounts were not collectible. In addition, the Company separately recorded management fees of $64,667 and $60,736 for the years ended December 31, 2005 and 2004, respectively.

The Company discontinued its arrangement with White Knight as of June 30, 2006. However, prior to such termination, White Knight retained amounts of rent in excess of expenses paid on the Company’s behalf totaling an additional $171,767 in fiscal 2006. Having determined not to pursue collection of such amounts from White Knight, the Company expensed such amounts due from White Knight as additional property management fees paid to a related party. As a result, property management fees of $202,786 and $451,933 were booked for the years ended December 31, 2006 and 2005, respectively.

Securities and Exchange Commission
June 18, 2007

The Company believes that the substance and spirit of this transaction is more transparent and meaningful to the reader of the financial statements classified as related party management fees rather than bad debt expense.

10.	SEC Comment: In view of the related party relationship, clarify why the amount became uncollectible and the consideration given to collecting the equivalent value from the related party in another form.

Response: As previously described in the response to Comments No. 3, the Company acquired Eternal in a reverse merger transaction, pursuant to which (a) the business of Eternal became the Company’s primary business, and (b) Eternal was determined to be the accounting acquirer. Prior to this transaction, the Company had substantially no business operations.

Eternal had entered into the oral agreement with White Knight described above while it was still a private company. Effective as of June 30, 2006, the Company terminated the arrangement with White Knight. As of July 1, 2006, the Company has been responsible for managing its own properties. Since White Knight is a service company with no significant assets, the Company determined that it would be fruitless to pursue collection of these amounts and, ultimately, would only lead to (a) the Company incurring additional expenses, and (b) distraction of management from the Company’s operations.

Repayment of Loans made by an Officer/Director, page F-21

11.	SEC Comment: Please provide us with a roll-forward of the Mladen loans that reconciles to your disclosure in this note.

Response: Attached hereto as Appendix A is a roll-forward of the Mladen Loans, that reconciles to the Company’s disclosure in Note 6.

Note 7 - Stockholders’ Deficit

Liquidated Damages, page F-21

12.	SEC Comment: Please provide us with the calculations supporting your determination of the loss recorded on derivative instruments for 2006 and your derivative liability as of December 31, 2006. We may have further comment.

Securities and Exchange Commission
June 18, 2007

Response: Through December 31, 2006, the Company accounted for the Registration Rights Agreement as a separate freestanding instrument and accounted for the liquidated damages provision as a derivative liability subject to SFAS 133. Accordingly, the liability was recorded at estimated fair value based on an estimate of the probability and costs of cash penalties being incurred and is revalued at each balance sheet date, with changes in value recorded in other income. As of December 31, 2006, the liability amounted to approximately $1,241,000 and was included on the balance sheet as a derivative liability. In order to determine this liability amount, the Company retained an independent, third-party valuation company to prepare a valuation report. The schedules to such valuation report, as of December 31, 2006, are attached hereto as Appendix B.

Prior to January 1, 2007, the Company adopted View C of EITF 05-4, “Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19.” For the year ended December 31, 2006, the Company recorded a loss on derivative instrument of $917,000. As of December 31, 2006, the liability amounted to $1,241,000 and was included on the balance sheet as a derivative liability. Subsequently, the Company elected to record the effects of adopting FSP 00-19-2 using the cumulative-effect transition method, which resulted in eliminating its derivative liability at the beginning of the first quarter of fiscal 2007, and recorded the offsetting cumulative-effect entry to the opening accumulated deficit in accordance with GAAP guidance. In addition, this created a registration rights liability valued in accordance with SFAS No. 5 estimated at $1,620,000. The cumulative adjustment was not recorded in the statements of operations and previous periods were not adjusted. The impact on previously reported accounts as of December 31, 2006, adjusted effective January 1, 2007, were as follows:

		FSP 00-19-2
		cumulative-effect
	December 31, 2006	adjustment	January 1, 2007
Derivative liability/
Registration rights liability	$1,241,000	$(379,000)	$1,620,000
Accumulated deficit	$(8,130,173)	$(379,000)	$(8,509,173)
Total stockholders’ equity	$(5,892,687)	$(379,000)	$(6,271,687)

Exhibit 31.1

13.	SEC Comment: We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file with your amendment to your Form 10-KSB certifications of your current Principal Executive Officer and Principal Financial Officer in the form currently set forth in Item 601(b)(31) of Regulation S-B.

Securities and Exchange Commission
June 18, 2007

Response: The Company will file certifications of its current Principal Executive Officer and Principal Financial Officer in the exact form currently set forth in Item 601(b)(31) of regulation S-B with the Amendment.

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Eric C. Mendelson of our office with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm

Appendix A
Excellency Investment Realty Trust, Inc.
Schedule of Loan Repayments - David Mladen

Repayments per Consolidated Statements of Cash Flows	$457,954
Repayment of Mladen Loans	(457,954)
Difference	$-
Mladen Note Roll-forward
Balance at 1/1/05	324,892
Proceeds of loans	117,317
Repayments of loans	-
Balance at 12/31/05	442,209
Balance at 1/1/06	442,209
Proceeds of loans	15,745
Repayments of loans	(457,954)
Balance at 12/31/06	$-

Appendix B

Excellency Investment Realty Trust, Inc.
Schedules to Valuation Report, as of December 31, 2006
(as Prepared by a Third-Party Valuation Company)

Page 1 of 4

EXHIBIT A

EXCELLENCY INVESTMENT REALTY TRUST, INC.
MANDATORY REGISTRATION LIABILITY
Conclusion
	Indicated		Probability		Contributed
Scenario	Value	X	Factor	=	Value
Scenario 1 - Registration Effective 6/30/07	$527,341		15%		$79,101
Scenario 2 - Registration Effective 9/30/07	1,042,636		30%		312,791
Scenario 3 - Registration Effective 12/31/07	1,544,034		55%		849,218

Fair Value of Liability			100%		$1,241,110

Rounded					$1,241,110

Appendix B (Continued)

EXHIBIT B

EXCELLENCY INVESTMENT REALTY TRUST, INC.
MANDATORY REGISTRATION LIABILITY
Scenario 1 - Registration Effective 6/30/07
	Accrual	Accrued
Penalty	Date	Liability
$-	11/27/2005	$-
$-	12/31/2005	$-
$-	1/31/2006	$-
$-	2/28/2006	$-
$-	3/31/2006	$-
$-	4/30/2006	$-
$-	5/31/2006	$-
$-	6/30/2006	$-
$-	7/31/2006	$-
$-	8/31/2006	$-
$-	9/30/2006	$-
$-	10/31/2006	$-
$-	11/30/2006	$-
$-	12/31/2006	$-
$-	1/31/2007	$-
$-	2/28/2007	$-
$-	3/31/2007	$-
$180,000	4/30/2007	$180,000
$180,000	5/31/2007	$360,000
$180,000	6/30/2007	$540,000

Discount Rate		4.90%
Years to Discount		0.496
Present Value Factor		0.9766

Present Value		$527,341

Penalty payments through 3/31/07 were waived by David Mladen

Appendix B (Continued)

EXHIBIT C

EXCELLENCY INVESTMENT REALTY TRUST, INC.
MANDATORY REGISTRATION LIABILITY
Scenario 2 - Registration Effective 9/30/07
	Accrual	Accrued
Penalty	Date	Liability
$-	11/27/2005	$-
$-	12/31/2005	$-
$-	1/31/2006	$-
$-	2/28/2006	$-
$-	3/31/2006	$-
$-	4/30/2006	$-
$-	5/31/2006	$-
$-	6/30/2006	$-
$-	7/31/2006	$-
$-	8/31/2006	$-
$-	9/30/2006	$-
$-	10/31/2006	$-
$-	11/30/2006	$-
$-	12/31/2006	$-
$-	1/31/2007	$-
$-	2/28/2007	$-
$-	3/31/2007	$-
$180,000	4/30/2007	$180,000
$180,000	5/31/2007	$360,000
$180,000	6/30/2007	$540,000
$180,000	7/31/2007	$720,000
$180,000	8/31/2007	$900,000
$180,000	9/30/2007	$1,080,000

Discount Rate		4.82%
Years to Discount		0.748
Present Value Factor		0.9654

Present Value		$1,042,636

Penalty payments through 3/31/07 were waived by David Mladen

Appendix B (Continued)

EXHIBIT C

EXCELLENCY INVESTMENT REALTY TRUST, INC.
MANDATORY REGISTRATION LIABILITY
Scenario 3 - Registration Effective 12/31/07
	Accrual	Accrued
Penalty	Date	Liability
$-	11/27/2005	$-
$-	12/31/2005	$-
$-	1/31/2006	$-
$-	2/28/2006	$-
$-	3/31/2006	$-
$-	4/30/2006	$-
$-	5/31/2006	$-
$-	6/30/2006	$-
$-	7/31/2006	$-
$-	8/31/2006	$-
$-	9/30/2006	$-
$-	10/31/2006	$-
$-	11/30/2006	$-
$-	12/31/2006	$-
$-	1/31/2007	$-
$-	2/28/2007	$-
$-	3/31/2007	$-
$180,000	4/30/2007	$180,000
$180,000	5/31/2007	$360,000
$180,000	6/30/2007	$540,000
$180,000	7/31/2007	$720,000
$180,000	8/31/2007	$900,000
$180,000	9/30/2007	$1,080,000
$180,000	10/31/2007	$1,260,000
$180,000	11/30/2007	$1,440,000
$180,000	12/31/2007	$1,620,000

Discount Rate		4.92%
Years to Discount		1.000
Present Value Factor		0.9531

Present Value		$1,544,034

Penalty payments through 3/31/07 were waived by David Mladen